Exhibit 3.9
CERTIFICATE OF AMENDMENT OF
AMENDED AND RESTATED ARTICLES OF INCORPORATION OF
ARADIGM CORPORATION
     The undersigned certify that:
     1. They are the Chief Executive Officer and Chief Financial Officer, respectively, of Aradigm Corporation, a California corporation.
     2. Article III of the Amended and Restated Articles of Incorporation (the “Articles of Incorporation”) of this corporation is amended to read in full as follows:
      “This corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares that the corporation is authorized to issue is One Hundred Five Million (105,000,000)             shares. One Hundred Million (100,000,000) shares shall be Common Stock. Five Million (5,000,000) shares shall be Preferred Stock. Effective as of 5:00 p.m., Eastern time, on the date this Certificate of Amendment of Amended and Restated Articles of Incorporation is filed with the Secretary of State of the State of California, each five (5) shares of the Corporation’s Common Stock issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock of the Corporation. No fractional shares shall be issued and, in lieu thereof, any holder of less than one share of Common Stock entitled to receive cash for such holder’s fractional share based upon the closing sales price of the Corporation’s Common Stock as reported on The Nasdaq National Market as of the date this Certificate of Amendment is filed with the Secretary of State of the State of California.
      The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock, and to fix the number of shares of any such series of Preferred Stock and the designation of any such series of Preferred Stock. The Board of Directors within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issuance of shares of that series.”
     3. The foregoing amendment of the Articles of Incorporation has been duly approved by the Board of Directors.
     4. The foregoing amendment of the Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902 of the California Corporations Code. The total number of outstanding shares of the corporation is 72,295,730 shares of Common Stock and 1,544,626 shares of Series A Convertible Preferred Stock. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50% of the outstanding shares of Common Stock as a class and more than 50% of the outstanding shares of Common Stock and Series A Preferred Stock voting together.

     We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.
Date: January 4, 2006

/s/ V. Bryan Lawlis, Jr.
V. Bryan Lawlis, Jr.
Chief Executive Officer

/s/ Thomas C. Chesterman
Thomas C. Chesterman
Chief Financial Officer